SILHOUETTE BRANDS, INC.
                      159 FOXHILL COURT
                  MATAWAN, NEW JERSEY 07747
                        732-583-3085


November 3, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  Silhouette Brands, Inc.
     Form 10-SB
     File Number 0-31463
     Request For Withdrawal

Ladies and Gentlemen:

On September 5, 2000, Silhouette Brands, Inc. ("Company") filed its Form 10-SB (as amended on September 22, 2000) with the Securities and Exchange Commission ("Commission").

The Company hereby requests from the Commission that the Form 10-SB, as amended, be withdrawn without prejudice of our right to re-file a Form 10-SB at a subsequent date.

If you have any questions concerning this matter, please contact me at the captioned number.

Sincerely,

SILHOUETTE BRANDS, INC.

/s/ Marc Wexler
Marc Wexler
Chairman